Exhibit 99.1

HANWHA SOLARONE CO., LTD.

888 Linyang Road, Qidong

Jiangsu Province, 226200

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 20, 2012

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of Hanwha SolarOne Co., Ltd. (the “Company”), a Cayman Islands company, will be held at 9:00 am, Shanghai time, on December 20, 2012 at the Company’s office at Room 1801, Building 1, 1199 Minsheng Road, Pudong New Area, Shanghai, China 200135, to consider and, if thought fit, to pass and approve the following resolutions:

1.	As an ordinary resolution, that Ernst & Young Hua Ming be appointed as independent auditor of the Company for the year ending December 31, 2012.

2.	As an ordinary resolution, that Min Su Kim be re-elected as a director of the Company with effect from the date of this AGM, to hold office for a term of three-years commencing on the date of this AGM or until his successor is elected and qualified.

And to consider and act upon such other business as may properly come before the AGM or any adjournment thereof.

The biography of Min Su Kim is included in Exhibit A.

Holders of record of ordinary shares at the close of business on November 13, 2012 will be entitled to attend and vote at the AGM. A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card to: Board Secretary, Hanwha SolarOne Co., Ltd., Room 1801, Building 1, 1199 Minsheng Road, Pudong New Area, Shanghai, P.R. China, 200135. The enclosed proxy card shall be received by us no later than 10:00 am, Shanghai time on December 17, 2012 to ensure your representation and the presence of a quorum at the AGM. Sending in your proxy will not prevent you from voting in person at the AGM.

Holders of American Depositary Shares representing ordinary shares will be entitled to vote through the depositary at the AGM. Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

By order of the Board of Directors,

/s/ Ki-Joon Hong

Ki-Joon Hong
Chairman of the Board of Directors

Dated: November 8, 2012

EXHIBIT A

Mr. Min Su Kim has served as our president since October 2012 and our director since November 2012. Mr. Kim has over 25 years of experience in corporate planning, finance, marketing and sales. He most recently served as the vice president of the planning office of Hanwha Group Headquarters, responsible for developing short- and long-term strategic plans for the group. Mr. Kim served as the vice president of the corporate planning office of Hanwha Chemical Corporation from 2008 to 2011, senior manager of PE & CA marketing team of Hanwha Chemical Corporation from 2000 to 2008 and general manager of the marketing team of Kemira Chemicals Korea Corporation from 1998 to 2000, and held various positions at Hanwha Chemical Corporation from 1987 to 1998. Mr. Kim received his bachelor’s degree in business administration from Seoul National University in 1987, and received his master’s degree in business administration from London Business School in 2011.